SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 21, 2007 regarding Registrant’s unaudited results for the six months ended June 30, 2007 and key performance indicators for the quarter ended June 30, 2007.

1.2	Press release dated August 21, 2007 regarding Registrant’s unaudited results for the six months ended June 30, 2007 and key performance indicators for the quarter ended June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND Q2 KEY PERFORMANCE INDICATORS

HIGHLIGHTS

	Six months ended 30 June
	2006 HK $ millions		2007 HK $ millions		Change %
Continuing operations:
Turnover		8,581		9,639	+12%
Operating profit before disposal of investments and others		539		828	+54%
Profit / (loss) before taxation		(300)		663
Discontinued operations:
Profit from discontinued operations		1,206		70,502
Profit for the period		644		70,843
Profit attributable to equity holders of the Company		2		70,088
Basic earnings per share	HK$	0.00	HK$	14.69

•	Mobile customer base from continuing operations continues to grow, up 15% year-on-year to 6.8 million worldwide

•	12% increase in turnover to HK$9,639 million

•	15% increase in EBITDA to HK$2,810 million

•	India operations treated as discontinued operations and HK$69,343 million gain on disposal recorded

•	Including the gain on disposal, profit to equity holders is HK$70,088 million

•	Like for like increase in profit from continuing operations attributable to equity holders to HK$57 million from a loss of HK$(676) million

CHAIRMAN’S STATEMENT

The first half of 2007 has been a transformational period for Hutchison Telecom. We exited from the operations we built in India closing a highly successful chapter in the Company’s history, whilst opening a new chapter with the launch of operations in Indonesia and Vietnam.

In May 2007 we announced the completion of the sale to Vodafone of CGP Investments (Holdings) Limited (“CGP”), a company that held our entire interests in Hutchison Essar Limited (“Hutchison Essar”) for a consideration of US$11.1 billion (approximately HK$86.6 billion) plus the assumption of approximately US$2.0 billion (HK$15.6 billion) of debt. This was a landmark transaction which allowed the Group to crystallise a gain to shareholders of HK$69.3 billion. As a result the Company took the opportunity to pay a special dividend to shareholders of HK$6.75 per share on 29 June 2007. Through this special dividend I am proud that in the space of less than three years from listing shareholders have had a cash return in excess of the initial cost of the shares at IPO. Not only have we been able to secure in excess of 100% return of the initial investment, shareholders continue to own one of the best capitalised telecommunications companies in the region with an existing group of businesses that generates strong operating cashflow and a group of new and young businesses that offers exciting growth opportunities.

In the first half we started operations in both Indonesia and Vietnam. Indonesia has started very well for us; we have good coverage in Java including Jakarta and Bali and have extended service to Batam. Customers can join our service in more than 52,000 outlets and in the first months of operations we achieved over 1 million activations. Vietnam has had a slower start, reflecting a different distribution model and the relative speed with which that can be built. In Vietnam we have network presence in all 64 provinces covering key cities. Since launch, we have achieved over 160,000 activations and plans are in place to focus more closely on the major growth areas in the market.

As well as the focus on our new operations, our existing businesses have performed extremely well during the first half of 2007. Partner Communications Company Ltd. (“Partner”) in Israel has once again exceeded expectations and delivered strong results as has our operation in Sri Lanka. The operations in Hong Kong have continued to make progress in both the fixed and the mobile businesses, and we once again saw solid earnings improvement. Both Ghana and Thailand continue to face challenges in their businesses and we have commenced a strategic review of both businesses to see if there are options to significantly improve the medium-term expectations from each of these businesses.

Dividend policy and future strategy

Earlier this year we said that we would review the dividend policy for the Group. In setting the policy for 2008 the Board has had to balance the needs of the Company to garner continued growth opportunities with returns to shareholders. Against this background we have set the dividend policy for 2008 at a minimum of 30% of the Group’s profit attributable to equity holders of the Company adjusted for foreign exchange gains or losses, abnormal items and acquisitions or disposals.

The Company has paid a special dividend of HK$6.75 per share on 29 June 2007 and the Board is not expecting to announce a further dividend in 2007.

Following the special dividend and after costs and expenses and the repayment of some debt, the Company retained approximately HK$40 billion (approximately US$5 billion) of cash available for reinvestment. The Company has earmarked this for investment in telecommunications assets. Our primary focus remains on mobile technologies but we see opportunities in fixed-line technologies especially where they complement existing operations more typically in the more developed markets. Whilst we expect more opportunities to arise in the Asian region we will not rule out other geographies although we will not seek opportunities in the developed markets of Europe, North America and Australasia where we have a non-competition agreement with our parent company Hutchison Whampoa Limited (“HWL”). We also have a non-competition agreement with Vodafone in India, and we have ruled out South America as a suitable market for opportunities. We have a tried and tested model for running our businesses based on having management and financial control focused on growth markets with economic, political and regulatory environments that facilitate our objectives; and the ability to achieve an above-average rate of return. We focus on building a high-quality network, bringing innovation to product and delivering services through a cost-efficient business model. These principles have served us well in the past and will not change in the future.

On the basis of our capital strength, track record and expertise I am very confident that attractive opportunities will present themselves for the continued development of the Company. We are, however, at a particular point in the asset cycle where we view many opportunities as too expensive and as a result we cannot be sure that suitable opportunities for the Group will present themselves. In these circumstances the Board will review the capital structure of the Company at the end of 2008 if there have been no major investments made at that time.

Results

The Group’s unaudited profit attributable to equity holders in the first six months of 2007 was HK$70,088 million comprising HK$57 million from continuing operations and HK$70,031 million or HK$14.68 per share from discontinued operations. This compares with HK$2 million in the same period last year comprising a loss from continuing operations of HK$676 million and a profit from discontinued operations of HK$678 million. The basic earnings per share in the first six months of 2007 was HK$14.69 compared with HK$0.00 in the same period last year, mainly attributable to the one-time profit on disposal of discontinued operations which contributed HK$69,343 million to the profit attributable to equity holders.

During the six months ended 30 June 2007, the Company declared a special cash dividend of HK$6.75 per share, or approximately HK$32,234 million in aggregate, which was paid on 29 June 2007 out of the proceeds from the disposal of CGP. The Company did not declare any dividends for the six months ended 30 June 2006.

GROUP REVIEW

Financial results for the six months ended 30 June 2007

Turnover from continuing operations increased 12.3% to HK$9,639 million in the first six months of 2007, compared with HK$8,581 million in the same period last year, driven by growth in our customer base which increased 15% year-on-year to 6.8 million, higher usage and an increase in content and data revenues from Israel and Hong Kong. In addition, the appreciation of the New Israeli Shekel against the Hong Kong dollar also played a role in the higher reported group turnover in Hong Kong dollar terms.

Turnover from Israel represented 56.2% of the Group’s total turnover whilst Hong Kong and Macau accounted for 36.5% (of which mobile operations accounted for 24.1% and fixed-line operations 12.4%), Thailand 5.1% and “others” 2.2%.

In the first six months of 2007 the Group increased its Earnings Before Interest, Taxation, Depreciation and Amortisation (“EBITDA”) by 15.0% to HK$2,810 million, compared with HK$2,443 million in the same period last year. Excluding operations in Thailand and start-up operations, all of the Group’s businesses recorded an increase in EBITDA, with a particularly strong contribution from Israel. There was also a strong increase in EBITDA from both the mobile and fixed-line operations in Hong Kong. This was offset in part by start-up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 29.2% in the first six months in 2007, compared with 28.5% in the same period last year.

The Group recorded an operating profit of HK$832 million, representing an increase of 54.6% from HK$538 million in first half of 2006. During the period the Group turned to having net cash on its balance sheet as a result of the sale of CGP. As a result the Group generated interest income of HK$628 million which turned profit before taxation from continuing operations positive to HK$663 million from a loss of HK$300 million in the first half of 2006.

Taxation expenses increased to HK$322 million in the first six months of 2007 as a result of higher levels of profitability in Israel. Profit from continuing operations was HK$341 million in the first half of 2007 compared with a loss of HK$562 million in the same period last year.

On 11 February 2007, the Company entered into an agreement to sell its entire interest in CGP. Accordingly, the results of the Group’s Indian mobile telecommunications operation were presented as discontinued operations in accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations”. In the first half of 2007, the Group recorded profit from discontinued operations of HK$70,502 million (comprising HK$1,159 million profit of discontinued operations up to 8 May 2007, the date of disposal and HK$69,343 million one-time profit on disposal of discontinued operations). The Group recorded a profit on discontinued operations of HK$1,206 million in the first half of 2006.

Largely as a result of the profit on disposal, the Group recorded a profit for the period of HK$70,843 million in first six months of 2007 compared with HK$644 million in the same period last year. Profit attributable to shareholders was HK$70,088 million (including the one-time profit on disposal) compared with HK$2 million in the first half of 2006.

OPERATIONS REVIEW

Indonesia

We launched operations in Indonesia in the first half of 2007 under the global “3” brand. The initial phase of any mobile service involves optimisation of the network and the business but we have generally been pleased with the initial results.

During the first half of 2007 we continued to expand our network coverage and now cover Java including Jakarta and Bali as well as Batam. We continue to rapidly deploy the network and expect to cover the whole of Sumatra by the end of 2007 and Sulawesi and Kalimantan in 2008.

By the end of June we had activated over 1 million customers, which exceeded our initial expectations for the operations. In the cities where we have launched our services, we were able to gain retail presence through 52,000 outlets and garner a double-digit market share of gross customer additions. It is too early to comment on average revenue per user (“ARPU”) and we will review whether the Group’s policy on customer recognition is appropriate for Indonesia. This will be completed when we report our standard KPIs in Q3 2007.

During the first six months of 2007, we continued the efforts commenced in 2006 to contain start-up losses through implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Cost structures have been aligned to grow with future revenue growth.

Loss Before Interest, Taxation, Depreciation and Amortisation (“LBITDA”) was HK$138 million in the first six months of 2007, compared to HK$63 million for the same period last year and we recorded an operating loss of HK$139 million. At the present time the results for the Indonesia operations are reported under “Others” in the segmental information.

Capital expenditure in the first half was HK$66 million which continues to lag our plan. However, the network is being built under a turnkey contract where the costs incurred are capitalised only when acceptance milestones have been achieved. This means that the recognition of capital expenditure will be typically deferred. We expect several milestones to be reached in the second half and therefore have made no change to capital expenditure guidance for the year of HK$3,000 million to HK$4,000 million for the full year 2007.

The network roll-out is further supported by a vendor financing facility and outstanding debt stood at HK$848 million at the end of June 2007. In addition during the period the operation made an anticipated funding call of HK$749 million of which the Group contributed HK$468 million.

With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth markets in the years to come.

Vietnam

During the first half of 2007 we launched our Vietnam operations under the specially designed “HT Mobile” brand. We are Vietnam’s newest nationwide mobile communications service provider operating a CDMA2000 network with presence in all 64 provinces in Vietnam.

Vietnam is one of the most vibrant and high growth economies in the region. The launch of HT Mobile marks a significant step forward towards Hutchison Telecom’s vision of achieving growth through investments in high potential markets. HT Mobile will provide Vietnamese customers with advanced wireless voice and high-speed multi-media data services with attractive and flexible call plans.

Activations exceeded 160,000 during our first months of operation. Deployment delays in the build-out of company-owned and franchise dealer stores as well as a limited range of handsets have been the main causes for this slower-than-expected level of activations. Management is focusing on broadening the distribution network and has started to introduce handsets better aligned to the needs of the market. It is too early to comment on ARPU and we are reviewing whether the Group’s policy on customer recognition is appropriate for Vietnam. This will be completed when we report our standard KPIs in Q3 2007.

LBITDA was HK$98 million in the first six months of 2007, compared to HK$21 million for the same period last year and we recorded an operating loss of HK$114 million. At present, Vietnam’s results are reported under “Others” in the segmental information.

Capital expenditure in the first half was HK$570 million. Keeping in mind that the other service providers in the market have considerably ramped up their network expansions and coverage is a key marketing factor, we have reviewed our rollout plans and decided to accelerate coverage expansion and to substantially ramp up the speed of the network build-out. As a result we have revised the guidance on the capital expenditure for 2007 from HK$1,000 million to HK$1,500 million for the full year.

Hutchison Telecom operates under a Business Cooperation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company which has a 15-year term from 4 February 2005. The BCC allows the partners to share in the cash flows of the operation but not the equity. Until earlier this year BCC’s were the only means for foreign telecommunications companies to participate as service providers in Vietnam’s burgeoning mobile phone market. Recent changes in the law now permit conversions to equity participation although no such equity conversions have currently been made. This is a development we will continue to monitor.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,521 million in the first six months of 2007 compared to HK$3,138 million in the same period last year. EBITDA from Hong Kong and Macau was HK$1,238 million in the first six months of 2007, with an EBITDA margin of 35.2%.

Hong Kong and Macau mobile

Financial results for the six months ended 30 June 2007

Turnover was up 17.6% to HK$2,322 million in the first six months of 2007 compared with HK$1,975 million in the same period last year. The increase was once again mainly driven by growth in 3G postpaid customers in our Hong Kong operations, who typically have a higher ARPU.

EBITDA was 20.8% higher in the first six months of 2007 at HK$772 million, compared with HK$639 million in the same period last year. This represented an EBITDA margin of 33.2%, slightly improved from 32.4% in the same period last year.

Depreciation and amortisation was broadly in line with the first half of 2006 reflecting the full build-out of the network and, with the exception of the 3G network in Macau, little near term further investment is required. Amortisation fell slightly in the first half. It is largely accounted for by the amortisation of capitalised customer acquisition costs in respect of postpaid 3G customer acquisitions.

As a result of this solid operational improvement the operating profit increased to HK$234 million compared with HK$71 million in the same period last year.

In the first half of 2007, capital expenditure on fixed assets increased to HK$192 million reflecting expenditure on the 3G network in Macau and representing 8.3% of sales. The operation continued to retire debt, reducing external debt by HK$344 million to HK$4,746 million.

Operations review

During Q2 2007, our Hong Kong and Macau mobile operations had approximately 40,000 net additions, mainly as 3G postpaid contracts, increasing the combined customer base to 2.2 million. Despite the high levels of mobile penetration in the market, we continued to see growth in the customer base which was 1.8% higher than in the first quarter of 2007 and 8.4% higher than in Q2 2006. The 3G customer base as at 30 June 2007 was 878,000. The 3G customer base as at 30 June 2007 represented around 40% of total customers of Hong Kong Mobile, up from around 30% as at 30 June 2006 and contributing more than 50% of service revenues.

Despite keen competition and price pressure especially in basic voice service, postpaid ARPU improved to HK$214 as compared with HK$204 in Q1 2007 and HK$206 in Q2 2006. Underlying these numbers we saw 3G postpaid ARPU in Q2 2007 increase against Q2 2006 whilst 2G postpaid ARPU in Q2 2007 fell. This is mainly attributable to the effort to migrate customers from basic voice communication services to the 3G multimedia services which brings additional ARPU.

Macau mobile operations continued to register healthy growth in its customer base and positive take-up to mobile data service. This paves for the way for the launch of 3G service later in 2007.

Hong Kong fixed-line

Financial results for the six months ended 30 June 2007

The Group’s fixed-line operations in Hong Kong are grouped into:

•	International and carrier business;

•	Corporate and business market; and

•	Residential market.

Turnover was HK$1,199 million in the first six months of 2007 compared with HK$1,163 million in the same period last year. The international and carrier business, comprising mainly International Private Leased Circuit (IPLC), data and IDD services, registered a strong upturn in the first half of 2007 as increased traffic through our network occurred partly resulting from the disruption to international submarine cables in the region from the earthquake in Taiwan.

The corporate and business market, to which we provide mainly leased line, voice, data, broadband and IDD services, continued to register strong growth especially in data and broadband revenue as more bandwidth-demanding applications were deployed by users. Volumes recorded in this segment remained high thanks to our fibre-to-the-building network which enables us to provide relevant services quickly and in a cost-effective manner. In addition, we also managed to achieve better efficiency for our IDD service due to better capacity planning.

The residential market, to which we provide voice, broadband and IDD services, continued to experience heavy competition. However we continued to see gradually improving ARPUs in the residential broadband and IDD markets.

EBITDA was HK$466 million in the first six months of 2007 compared with HK$436 million in the same period last year, driven mainly by a higher relative share of revenue coming from international business. This represented an EBITDA margin of 38.9%, showing a steady improvement when compared with 37.5% in the same period last year.

As a result of the foregoing, the operating profit improved to HK$151 million in the first six months of 2007 compared with HK$129 million in the same period last year.

Operations review

International and carrier business – We have one of the most extensive international connectivity networks in the region with capacity to all major international hubs, including the largest direct fibre connection to China which enables us to serve carriers and multi-national corporations when a business needs to span different continents. As a result of the earthquake in the end of 2006 a number of operators turned to us for capacity as our network was largely unaffected by the earthquake and our sophisticated capacity planning allowed us to carry additional international traffic from other affected routes.

Corporate and business market – We have a comprehensive fibre-to-the-building network in Hong Kong which favourably positions us to offer citywide high-speed and bandwidth-demanding Information and Communications Technology (“ICT”) applications to business customers. In the first half of 2007 we not only saw an encouraging increase in the data and business broadband business amongst corporate customers, but also witnessed a steady growth in the deployment of ICT applications by the medium-sized business customers, which fuelled their demand for more diverse and sophisticated telecommunications solutions from the company.

Residential market – Leveraging on the traditional residential voice business, the company offers up to 100Mbps broadband connections with a host of value-added services to residential customers. Reflecting increasing demand, the number of residential broadband lines reached 245,000 at the end of June 2007, a year-on-year increase of 16,000 lines.

Israel

Financial results for the six months ended 30 June 2007

In the first half of 2007, Partner again reported strong financial and operating results. Turnover increased to HK$5,420 million in the first six months of 2007, an increase of 18.6% from HK$4,569 million in the same period last year. Revenue increased 7% in real terms, reflecting the growth in the customer base, an improvement in the quality of the customer base, higher minutes of use, as well as an increase in content and data revenues. The appreciation of the New Israeli Shekel against the Hong Kong dollar also played a role in a higher reported turnover in Hong Kong dollar terms.

EBITDA in the first six months of 2007 was HK$1,789 million compared with HK$1,507 million in the same period last year. This represented an increase of 18.7%, which is consistent with the 18.6% increase in turnover. The EBITDA margin was maintained at 33.0% in both the first half of 2007 and 2006.

As a result of this stronger operating performance, the operating profit increased to HK$1,014 million in the first six months of 2007 compared with HK$779 million in the same period last year.

Operations review

During Q2 2007, Partner recorded 30,000 net additions in customer base, higher than the net additions of approximately 25,000 in the same period last year. The number of 3G customers grew 19% compared with the previous quarter and reached almost 400,000 at the end of the quarter, accounting for approximately 15% of the customer base.

Postpaid customers increased 7.4% to 1.95 million compared with 1.82 million in Q2 2006 and represented approximately 71.4% of the customer base in Q2 2007. As of 30 June 2007, the customer base was approximately 2.7 million with approximately 781,000 prepaid customers.

The blended ARPU in Q2 2007 was NIS157, an increase of 2.6% from NIS153 in the previous quarter reflecting seasonal factors, but comparable to the NIS158 in Q2 2006.

The average monthly usage per customer in Q2 2007 was approximately 331 minutes per month, an increase of 2.5% compared with 323 minutes in the previous quarter and 7.8% higher than 307 minutes in Q2 2006.

Thailand

Continued work has been undertaken to limit the Group’s exposure to the operations in Thailand. During the period the Group has repaid HK$5,410 million of the external debt replacing it with inter-company loans. We intend to repay the balance in the second half. Thailand now represents 5.1% of the Group’s turnover in the first half of 2007 (6.2 % in the first half of 2006) and 6.0% of the Group’s total assets (6.4% as at 31 December 2006). The Group’s strategy to limit its exposure is based on continual operational improvements to deliver EBITDA that covers its capital expenditure. The Group continues discussions with respect to the future organisational and capital structure of the business.

Financial results for the six months ended 30 June 2007

Turnover was HK$495 million in the first six months of 2007, a decrease of 6.6% from HK$530 million in the same period last year. Whilst Thailand made gains in its customer base those gains were primarily in the prepaid segment at the expense of postpaid which typically has a higher ARPU. The market remains difficult as operators continue to lower entry barriers, for example by offering minimum commitment plans and giving away free-of-charge SIMs.

EBITDA was HK$32 million in the first six months of 2007 compared with EBITDA of HK$49 million in the same period last year. This is despite the improved operating cost structure of the business resulting from a number of initiatives launched in 2005, including outsourcing of network maintenance, information technology and call centre operations.

As a result of lower turnover and slightly higher depreciation, the operating loss increased to HK$273 million compared with HK$229 million in the same period last year.

During the first half of 2007 the Group took action to better align the capital structure of the business with its operations. By 30 June 2007 it had repaid HK$5,410 million (US$692 million) of external debt replacing it with shareholder loans. It is the intention of the Group to repay the remaining HK$3,681 million during the second half of 2007.

Operations review

As at 30 June 2007, the trend of previous quarters had been reversed and we saw a 6.6% increase in the customer base to approximately 796,000, compared to 747,000 in the previous quarter.

The prepaid ARPU for Q2 2007 was THB200, a decrease of 9.1% from THB220 in the previous quarter and 24.5% lower than THB265 in Q2 2006. The postpaid ARPU for Q2 2007 was THB843, 5.6% lower than THB893 in previous quarter and 12.3% lower than THB961 in Q2 2006, reflecting an industry-wide trend in the attrition of postpaid ARPU.

Others

“Others” is currently comprised of Indonesia, Vietnam, Sri Lanka, Ghana, and Corporate Office and Treasury operations.

Financial results for the six months ended 30 June 2007

Turnover decreased in the first six months of 2007 to HK$203 million from HK$344 million in the same period last year, reflecting the exclusion of turnover of Vanda IT Solutions & Systems Management Limited (“VISS”), the Group’s non-telecommunications business which was disposed of in July 2006. On a like-for-like basis (excluding the turnover of VISS from the same period last year), the turnover in the first half of 2007 increased 73.5% mainly due to strong revenue growth in Sri Lanka and Ghana.

LBITDA in the first six months of 2007 was HK$249 million, compared with HK$188 million in the same period last year. The losses were mainly attributable to the higher pre-operating expenses incurred by the start-up operations in Vietnam and Indonesia. The operations in Sri Lanka reported a 59% growth in turnover to HK$86 million. They also achieved record EBITDA of HK$46 million compared with HK$23 million in the same period last year, and contributed an operating profit of HK$31 million, 107% higher than the same period last year. Ghana posted its first positive EBITDA in the first half of 2007.

Interest

During the period the proceeds from the India transaction resulted in interest income of HK$600 million. As at 30 June 2007 the Group had HK$38.6 billion in its treasury operations, invested with prime banks in money market deposits. After interest expenses of HK$95 million, net interest income was HK$505 million.

India – discontinued operations

To 8 May 2007 India contributed HK$70,502 million to the profit for the period. This was made up of HK$1,159 million from operating activities and HK$69,343 million being a one-off gain on disposal.

The Group sold its entire interests in CGP for approximately HK$86.6 billion (US$11.1 billion) which after certain costs and expenses resulted in a net cash inflow of approximately HK$84.9 billion. In addition approximately HK$15.6 billion (US$2.0 billion) of debt was transferred as part of the transaction. As a result the Group transitioned from having net debt of HK$37,369 million as at 31 December 2006 to having a net cash balance of HK$26,624 million as at 30 June 2007.

Outlook

We saw a good performance from our core businesses in the first half of 2007 and this trend should continue into the second half of 2007.

Whilst the economies in which we operate continue to remain strong there are signs in the global economy of more difficult times ahead. If this challenge emerges, the Group is now well capitalised and exceptionally well positioned to take advantage of any opportunities that might arise. We have reiterated that we intend to use this capital to continue our strategy, building on our track record to seek opportunities in dynamic telecoms markets that we believe can create long-term value for our shareholders.

Our immediate attention, however, remains focused on Indonesia and Vietnam where we are looking at opportunities in both markets to accelerate our network rollout. As a result we have increased the Group capital expenditure guidance to between HK$6.5 billion and HK$7.5 billion for 2007.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 21 August 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	Note	Unaudited 2006		Unaudited 2007		Unaudited 2007
		HK$ millions		HK$ millions		US$ millions (Note 15)
Continuing operations:
Turnover	3		8,581		9,639		1,233
Cost of inventories sold			(501)		(1,144)		(146)
Staff costs			(952)		(1,001)		(128)
Depreciation and amortisation			(1,904)		(1,982)		(254)
Other operating expenses			(4,685)		(4,684)		(599)

Operating profit before disposal of investments and others			539		828		106
Profit / (loss) on disposal of investments and others	5		(1)		4		1

Operating profit			538		832		107
Interest income	6		31		628		80
Interest and other finance costs	6		(868)		(797)		(102)
Share of results of associates			(1)		—		—

Profit / (loss) before taxation			(300)		663		85
Taxation	7		(262)		(322)		(42)

Profit / (loss) from continuing operations			(562)		341		43

Discontinued operations:
Profit from discontinued operations	8		1,206		70,502		9,017

Profit for the period			644		70,843		9,060

Attributable to:
Equity holders of the Company:
- continuing operations			(676)		57		7
- discontinued operations			678		70,031		8,957

			2		70,088		8,964

Minority interest
- continuing operations			114		284		36
- discontinued operations			528		471		60

			642		755		96

			644		70,843		9,060

Dividends	9		—		32,234		4,123

Earnings / (loss) per share from continuing operations attributable to equity holders of the Company:
- basic	10	HK$	(0.14)	HK$	0.01	US$	0.00

- diluted	10	HK$	(0.14)	HK$	0.01	US$	0.00

Earnings per share attributable to equity holders of the Company:
- basic	10	HK$	0.00	HK$	14.69	US$	1.88

- diluted	10	HK$	0.00	HK$	14.59	US$	1.87

The accompanying notes are an integral part of these condensed consolidated interim accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Audited As at 31 December 2006	Unaudited As at 30 June 2007	Unaudited As at 30 June 2007
		HK$ millions	HK$ millions	US$ millions (Note 15)
ASSETS
Current assets
Cash and cash equivalents		2,048	40,226	5,145
Trade and other receivables	11	10,090	4,397	562
Stocks		436	452	58
Derivative financial assets		23	13	2

Total current assets		12,597	45,088	5,767

Non-current assets
Fixed assets		31,962	17,732	2,268
Goodwill		19,571	6,053	774
Other intangible assets		10,760	8,806	1,126
Other non-current assets		3,829	3,835	491
Deferred tax assets		997	386	49
Interests in associates		2	2	—

Total non-current assets		67,121	36,814	4,708

Total assets		79,718	81,902	10,475

LIABILITIES
Current liabilities
Trade and other payables	12	13,479	7,742	990
Borrowings		16,048	8,405	1,075
Current income tax liabilities		153	24	3
Derivative financial liabilities		185	401	52

Total current liabilities		29,865	16,572	2,120

Non-current liabilities
Borrowings		23,369	5,197	665
Deferred tax liabilities		1,075	983	125
Other non-current liabilities		2,992	2,574	329

Total non-current liabilities		27,436	8,754	1,119

Total liabilities		57,301	25,326	3,239

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,191	1,194	153
Reserves	13	15,468	53,054	6,786

		16,659	54,248	6,939
Minority interest	14	5,758	2,328	297

Total equity		22,417	56,576	7,236

Total equity and liabilities		79,718	81,902	10,475

Net current assets / (liabilities)		(17,268)	28,516	3,647

Total assets less current liabilities		49,853	65,330	8,355

The accompanying notes are an integral part of these condensed consolidated interim accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2006	Unaudited 2007	Unaudited 2007
	HK$ millions	HK$ millions	US$ millions
			(Note 15)
Cash flows from operating activities
Continuing operations:
Profit / (loss) before taxation	(300)	663	85
Adjustments for:
- Interest income	(31)	(628)	(80)
- Interest and other finance costs	868	797	102
- Depreciation and amortisation	1,904	1,982	254
- Recognition of share-based payments	58	36	5
- (Gain) / loss on disposal of investments and others, net	1	(4)	(1)
- Loss on disposal and impairment of fixed assets	2	2	—
- Write-off of customer acquisition and retention costs	25	26	3
- Share of results of associates	1	—	—
- Changes in working capital
- (Increase) / decrease in stocks	174	(59)	(8)
- Increase in trade receivables and other receivables	(198)	(852)	(109)
- Decrease in short-term receivable from related companies	46	21	3
- Increase / (decrease) in trade and other payables	(295)	411	54
- Increase / (decrease) in short-term payable to related companies	(18)	56	7

Cash generated from continuing operations	2,237	2,451	315
Interest received	31	604	77
Interest and other finance costs paid	(845)	(648)	(83)
Taxes paid	(215)	(369)	(47)

Net cash generated from operating activities of continuing operations	1,208	2,038	262

Discontinued operations:
Cash generated from discontinued operations	1,321	932	119
Interest received	27	16	2
Interest and other finance costs paid	(303)	(713)	(92)
Taxes paid	(70)	(89)	(11)

Net cash generated from operating activities of discontinued operations	975	146	18

Net cash generated from operating activities	2,183	2,184	280

The accompanying notes are an integral part of these condensed consolidated interim accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2006	Unaudited 2007	Unaudited 2007
	HK$ millions	HK$ millions	US$ millions
			(Note 15)
Cash flows from investing activities
Continuing operations:
Purchases of fixed assets	(514)	(970)	(124)
Upfront and fixed periodic payments for telecommunication licences	(100)	(135)	(17)
Additions to customer acquisition and retention costs	(221)	(261)	(33)
Additions to prepaid capacity and maintenance	(13)	(68)	(9)
Advanced payments for network roll out	(337)	(272)	(35)
Reduction of deposits pledged with banks	8	7	1
Proceeds on disposal of fixed assets	11	11	1

Net cash used in investing activities of continuing operations	(1,166)	(1,688)	(216)

Discontinued operations:
Cash used in investing activities of discontinued operations	(6,684)	(4,697)	(601)
Proceeds on disposal of subsidiaries, net of cash disposed of	—	83,185	10,640

Net cash from / (used in) investing activities of discontinued operations	(6,684)	78,488	10,039

Net cash flow from / (used in) investing activities	(7,850)	76,800	9,823

Cash flows from financing activities
Continuing operations:
Net cash flow from financing activities	(64)	(10,330)	(1,321)
Proceeds from exercise of share options of the Company	—	82	10
Proceeds from exercise of share options of a subsidiary	47	98	13
Equity contribution from minority shareholders	195	—	—
Dividend paid to equity holders of the Company	—	(32,234)	(4,123)
Dividend paid to minority shareholders	(138)	(259)	(33)
Increase / (decrease) in loan from minority shareholders	(187)	129	16

Net cash used in financing activities of continuing operations	(147)	(42,514)	(5,438)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	6,366	1,708	218

Net cash flows (used in) / from financing activities	6,219	(40,806)	(5,220)

Increase in cash and cash equivalents	552	38,178	4,883
Cash and cash equivalents as at 1 January	2,436	2,048	262

Cash and cash equivalents as at 30 June	2,988	40,226	5,145

Analysis of net cash / (debt)
Cash and cash equivalents as at 30 June	2,988	40,226	5,145
Borrowings as at 30 June	(35,464)	(13,602)	(1,740)

Net cash / (debt) as at 30 June	(32,476)	26,624	3,405

The accompanying notes are an integral part of these condensed consolidated interim accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2006	Unaudited 2007	Unaudited 2007
	HK$ millions	HK$ millions	US$ millions
			(Note 15)
Currency translation differences	(328)	1,060	136
Actuarial gains of defined benefits plans	—	1	—

Net income / (expense) recognised directly in equity	(328)	1,061	136

Profit for the period	644	70,843	9,060

Total recognised income for the period	316	71,904	9,196

Attributable to:
Equity holders of the Company	(295)	70,820	9,058
Minority interest	611	1,084	138

	316	71,904	9,196

The accompanying notes are an integral part of these condensed consolidated interim accounts.

1.	GENERAL INFORMATION

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of the Hong Kong Stock Exchange Limited (“SEHK”) and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has fixed-line telecommunications business/licence in Hong Kong and Israel. On 8 May 2007, the Company completed the sale of its entire interests in CGP Investments (Holdings) Limited (“CGP”) (see Note 8) and ceased to be engaged in mobile telecommunications and related business in India.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 21 August 2007.

2.	BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

(a)	Basis of preparation

These interim accounts are for the six months ended 30 June 2007. They have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

These interim accounts should be read in conjunction with the 2006 annual accounts. The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2006 annual accounts, except for the changes in accounting policies made thereafter in adopting certain new or revised Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes HKAS and related interpretations). The changes to the Group’s accounting policies and the effect of adopting new policies are set out below.

(b)	Changes in accounting policies

In 2007, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations.

HKFRS 7	Financial instruments disclosures

Amendment to HKAS 1	Presentation of financial statements - capital disclosures

HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial reporting in hyperinflationary economies”

HK(IFRIC) Interpretation 8	Scope of HKFRS 2

HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives

HK(IFRIC) Interpretation 10	Interim reporting and impairment

The adoption of HKFRS 7, amendments to HKAS 1, HK(IFRIC) Interpretations 7, 8, 9 and 10 did not result in substantial changes to the Group’s accounting policies. In summary:

■	The HKFRS 7 deals with the disclosure requirements in relation to all risks arising from financial instruments within HKAS 39, and applies to any entity that holds financial instruments. HKFRS 7 requires an entity to disclose the significance of financial instruments to the entity’s financial position and performance, as well as the qualitative and quantitative information about the nature and extent of risk exposures arising from financial instruments. This standard does not have any impact on the classification and valuation of the Group’s financial instruments. The new disclosure requirements introduced by HKFRS 7 will be made in the annual accounts for the year ending 31 December 2007.

•

The amendment to HKAS 1 deals with the capital disclosure requirements of an entity. The amendment to HKAS 1 requires the disclosure of (i) qualitative information about an entity’s objectives, policies and processes for managing capital; (ii) summary quantitative data about what the entity manages as capital; and (iii) whether the entity has complied with any externally imposed capital requirements and the consequences of any non-compliance. The new disclosure requirements introduced by amendment to HKAS 1 will be made in the annual accounts for the year ending 31 December 2007.

2.	BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	Changes in accounting policies (Continued)

■	The HK(IFRIC) Interpretation 7 provides guidance on how to apply HKAS 29 “Financial Reporting in Hyperinflationary Economies” in the reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, not having been hyperinflationary in the prior period. None of the group entities has a currency of a hyperinflationary economy as its functional currency.

■	The HK(IFRIC) Interpretation 8 clarifies that if the identifiable consideration received (if any) appears to be less than the fair value of the equity instruments granted or liability incurred, typically this circumstance indicates that other consideration (i.e. unidentifiable goods or services) has been or will be received. The entity shall measure the identifiable goods or services received in accordance with HKFRS 2, and measure the unidentifiable goods or services as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received or to be received.

■	The HK(IFRIC) Interpretation 9 clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity has first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

■	The HK(IFRIC) Interpretation 10 prohibits the impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost to be reversed at a subsequent balance sheet date.

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending 31 December 2007 and have not been early adopted:

HK(IFRIC) Interpretation 11	HKFRS 2 – Group and treasury share transactions

HK(IFRIC) Interpretation 12	Service concession arrangements

HKFRS 8	Operating segments

Revised HKAS 23	Borrowing costs

The adoption of these new standards, amendments to standards and interpretations is not expected to result in substantial changes to the Group’s accounting policies.

3.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	Six months ended 30 June
	2006	2007
	HK$ millions	HK$ millions
Mobile telecommunications services	6,564	7,591
Mobile telecommunications products	616	837
Fixed-line telecommunications services	1,163	1,199
Other non-telecommunications businesses	238	12

	8,581	9,639

4.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on earnings before interest, taxation, depreciation and amortisation (“EBITDA”) or loss before interest, taxation, depreciation and amortisation (“LBITDA”) and operating profit / (loss). The segment information on turnover, operating profit / (loss) agreed to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

	Six months ended 30 June 2006
	Hong Kong and Macau			Israel	Thailand	Others*	Continuing operations Total	Discontinued operations -India
HK$ millions	mobile	fixed- line	Subtotal

Turnover	1,975	1,163	3,138	4,569	530	344	8,581	7,085

EBITDA / (LBITDA)	639	436	1,075	1,507	49	(188)	2,443	2,316
Depreciation and amortisation	(568)	(307)	(875)	(728)	(278)	(23)	(1,904)	(553)

Operating profit / (loss) before disposal of investments and others	71	129	200	779	(229)	(211)	539	1,763
Loss on disposal of investments and others	—	—	—	(1)	—	—	(1)	—

Operating profit / (loss)	71	129	200	778	(229)	(211)	538	1,763

Capital expenditures on
- fixed assets	85	186	271	275	56	117	719	2,990

- other intangible assets	208	13	221	—	—	1,340	1,561	—

_____________

*  “Others” segment as at and for the six months ended 30 June 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore which were subsequently disposed of in July 2006.

	Six months ended 30 June 2007
	Hong Kong and Macau			Israel	Thailand	Others*	Continuing operations Total	Discontinued operations -India
HK$ millions	mobile	fixed- line	Subtotal

Turnover	2,322	1,199	3,521	5,420	495	203	9,639	6,989

EBITDA / (LBITDA)	772	466	1,238	1,789	32	(249)	2,810	2,313
Depreciation and amortisation	(538)	(315)	(853)	(775)	(305)	(49)	(1,982)	(187)

Operating profit / (loss) before disposal of investments and others	234	151	385	1,014	(273)	(298)	828	2,126
Profit on disposal of investments and others	—	—	—	4	—	—	4	—

Operating profit / (loss)	234	151	385	1,018	(273)	(298)	832	2,126

Capital expenditures on
- fixed assets	192	185	377	364	17	715	1,473	3,330

- other intangible assets	247	14	261	1	—	79	341	48

_____________

*	“Others” segment as at and for the six months ended 30 June 2007 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam and Corporate.

5.	PROFIT / (LOSS) ON DISPOSAL OF INVESTMENTS AND OTHERS

During the six months ended 30 June 2007, the Group’s shareholding in Partner Communications Company Ltd. (“Partner”) was diluted by approximately 0.7% to 50.4% following the exercise of share options held by Partner’s option holders. The Group recorded a gain on partial disposal of a subsidiary of approximately HK$4 million for the six months ended 30 June 2007 (six months ended 30 June 2006 – loss of HK$1 million).

6.	INTEREST AND OTHER FINANCE COSTS, NET

	Six months ended 30 June
	2006	2007
	HK$ millions	HK$ millions
Interest income	31	628
Interest and other finance costs	(868)	(797)

Interest and other finance costs, net	(837)	(169)

Capitalisation rate applied to funds borrowed for the funding of the assets	4.84% to 7.15%	4.71% to 7.38%

Interest capitalised in respect of construction of fixed assets	10	107

7.	TAXATION

	Six months ended 30 June 2006			Six months ended 30 June 2007
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	14	1	15	(3)	—	(3)
Outside Hong Kong	215	32	247	383	(58)	325

	229	33	262	380	(58)	322

Hong Kong profits tax has been provided for at the rate of 17.5% (six months ended 30 June 2006 — 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

8.	PROFIT FROM DISCONTINUED OPERATIONS

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held all of the Company’s direct and indirect equity and loan interests in its Indian mobile telecommunications operation, comprising Hutchison Essar Limited (“Hutchison Essar”) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results of the Group’s Indian mobile telecommunications operation were presented as discontinued operations in accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations”. The presentation of comparative information in respect of the six months ended 30 June 2006 which was previously reported in the 2006 interim accounts has been amended to conform with the requirements of HKFRS 5.

8.	PROFIT FROM DISCONTINUED OPERATIONS (CONTINUED)

Subsequently, Essar Teleholdings Limited (“ETH”), a shareholder of Hutchison Essar, and certain affiliates (“Essar”) asserted various rights in relation to the Transaction and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the Transaction, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3.2 billion) before interest (the “Settlement Amount”), of which US$373.5 million (approximately HK$2.9 billion) was paid during the six months ended 30 June 2007.

On 8 May 2007, the Company completed the Transaction. In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Agreement, the Company agreed to a retention from the consideration of an amount of US$352 million (approximately HK$2.8 billion) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company (the “Supplemental Deed”), the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone may incur in connection with the interests effectively acquired through the Transaction during a period of up to ten years following the date of completion of the Transaction (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return such unutilised part of the Retention Amount to the Company together with interest thereon. Having regard to the terms surrounding the retention and release of any Retention Amount, the Company has made a full provision against recovery of any part of the Retention Amount.

An analysis of the result of the discontinued operations, and the profit on disposal of discontinued operations, is as follows:

	Six months ended 30 June 2006	Period ended 8 May 2007
	HK$ millions	HK$ millions
Turnover	7,085	6,989
Cost of inventories sold	(66)	(60)
Staff costs	(313)	(455)
Depreciation and amortisation	(553)	(187)
Other operating expenses	(4,390)	(4,161)

Operating profit	1,763	2,126
Interest income	30	19
Interest and other finance costs, net	(519)	(625)

Profit before taxation	1,274	1,520
Taxation	(68)	(361)

Profit of discontinued operations	1,206	1,159
Profit on disposal of discontinued operations	—	69,343

Profit from discontinued operations	1,206	70,502

Attributable to:
Equity holders of the Company	678	70,031
Minority interest	528	471

	1,206	70,502

The information on the basic and diluted earnings per share for the discontinued operations is presented in Note 10.

9.	DIVIDENDS

During the six months ended 30 June 2007, the Company declared a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate, paid on 29 June 2007. The Transaction Special Dividend was paid out of the proceeds from the Transaction (see Note 8).

The Company did not declare any dividends for the six months ended 30 June 2006.

10.	EARNINGS / (LOSS) PER SHARE

Basic

Basic earnings / (loss) per share is calculated by dividing the profit / (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2006	2007
Weighted average number of shares in issue	4,752,546,209	4,770,927,865

Profit / (loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	(676)	57

Basic earnings / (loss) per share from continuing operations (HK$ per share)	(0.14)	0.01

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	678	70,031

Basic earnings per share from discontinued operations (HK$ per share)	0.14	14.68

Profit attributable to equity holders of the Company (HK$ millions)	2	70,088

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.00	14.69

Diluted

Diluted earnings / (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2006	2007
Weighted average number of shares in issue	4,752,546,209	4,770,927,865
Adjustment for share options	21,214,752	33,171,383

Weighted average number of shares for diluted earnings / (loss) per share	4,773,760,961	4,804,099,248

Diluted earnings / (loss) per share from continuing operations (HK$ per share)	(0.14)	0.01

Diluted earnings per share from discontinued operations (HK$ per share)	0.14	14.58

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.00	14.59

11.	TRADE RECEIVABLES, NET OF PROVISION

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2006	As at 30 June 2007
	HK$ millions	HK$ millions
The ageing analysis of the trade receivables, net of provision is as follows:
Current	2,212	1,553
31-60 days	648	522
61-90 days	173	113
Over 90 days	530	607

	3,563	2,795

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

12.	TRADE PAYABLES

	As at 31 December 2006	As at 30 June 2007
	HK$ millions	HK$ millions
The ageing analysis of the trade payables is as follows:
Current	1,150	1,487
31-60 days	504	36
61-90 days	521	23
Over 90 days	356	61

	2,531	1,607

13.	RESERVES

	Share premium	Retained earnings / (accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Balance as at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of amendment to HKAS 21	—	(9)	9	—	—	—

Balance as at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Profit attributable to equity holders of the Company	—	2	—	—	—	2
Employee share option scheme – value of services provided	—	—	—	58	—	58
Currency translation differences	—	—	(297)	—	—	(297)

Balance as at 30 June 2006	21,187	(7,121)	(729)	175	1,233	14,745

Balance as at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Profit attributable to equity holders of the Company	—	70,088	—	—	—	70,088
Dividends paid	—	(32,234)	—	—	—	(32,234)
Employee share option scheme – value of services provided	—	—	—	36	—	36
Issuance of ordinary shares arising from exercise of employee share options	108	—	—	(29)	—	79
Actuarial gains and losses of defined benefit plans	—	1	—	—	—	1
Relating to subsidiaries disposed of	—	—	(1,115)	—	—	(1,115)
Currency translation differences	—	—	733	(2)	—	731

Balance as at 30 June 2007	21,449	30,940	(750)	182	1,233	53,054

14.	MINORITY INTEREST

	Six months ended 30 June 2006	Six months ended 30 June 2007
	HK$ millions	HK$ millions
Balance as at beginning of period	3,652	5,758
Minority interest in profit	642	755
Equity contribution from minority shareholders	1,368	—
Relating to exercise of share options of a subsidiary	41	82
Relating to additional interest in subsidiaries acquired	(52)	—
Relating to subsidiaries disposed of	—	(4,475)
Dividend paid to minority shareholders	(138)	(259)
Increase / (decrease) in loan from minority shareholders	(187)	129
Share of other reserves	9	9
Exchange translation difference	(31)	329

Balance as at end of period	5,304	2,328

15.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2007, which was HK$7.8184 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

GROUP CAPITAL RESOURCES AND OTHER INFORMATION

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Company as at 30 June 2007 were approximately HK$54,248 million, compared with HK$16,659 million as at 31 December 2006.

During the period the Group sold its interest in CGP for a consideration of HK$86.6 billion (US$11.1 billion) which after costs and expenses resulted in a cash inflow of HK$84.9 billion. After the retirement of Group debt amounting to HK$10.9 billion at head office and Thailand, the settlement payment to Essar of HK$2.9 billion, the payment of a special dividend amounting to HK$32.2 billion, and the payment of other expenses and after interest income, the Group retains approximately HK$38.8 billion for investment and general working capital purposes.

The net cash of the Group was approximately HK$26,624 million, comprising the cash and cash equivalents of approximately HK$40,226 million and borrowings of approximately HK$13,602 million, as follows:

	As at 30 June 2007
	Total debt	Cash and cash equivalents	Net cash / (debt)
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(4,746)	195	(4,551)
Fixed-line telecommunications	(11)	51	40
Israel	(4,227)	646	(3,581)
Thailand	(3,681)	29	(3,652)
Corporate - Treasury	—	38,557	38,557
Others	(937)	748	(189)

	(13,602)	40,226	26,624

The Group’s cash and cash equivalents at 30 June 2007 are denominated as follows:

	HK$	USD	NIS	THB	Others	Total
Within 1 year	0.6%	97.6%	1.4%	0.1%	0.3%	100.0%

The Group’s borrowings at 30 June 2007 are denominated and repayable as follows:

	HK$	USD	NIS	THB	JPY	Total
Within 1 year	31.5%	3.5%	0.5%	8.9%	17.4%	61.8%
In year 2	— %	7.5%	3.8%	— %	— %	11.3%
In year 3	— %	0.3%	10.7%	— %	— %	11.0%
In year 4	— %	— %	9.1%	— %	— %	9.1%
In year 5	— %	— %	6.8%	— %	— %	6.8%

	31.5%	11.3%	30.9%	8.9%	17.4%	100.0%

As at 30 June 2007, approximately 95.7% of the Group’s borrowings bear interest at floating rates and the remaining 4.3% are at fixed rates.

As at 30 June 2007,

•

total borrowings of HK$3,697 million (as at 31 December 2006 - HK$8,042 million) in respect of Thailand are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company pays a guarantee fee charged at normal commercial rates and provides a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them.

•

fixed assets and other assets of certain subsidiaries amounting to HK$3,251 million (as at 31 December 2006 - HK$27,603 million) and HK$2,424 million (as at 31 December 2006 – HK$30,077 million), respectively were used as collateral for certain credit facilities of certain subsidiaries. The current portion of borrowings of the Group is secured to the extent of HK$4,625 million (as at 31 December 2006 - HK$6,594 million). The non-current portion of borrowings of the Group is secured to the extent of HK$969 million (as at 31 December 2006 - HK$18,249 million).

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

DERIVATIVES

As at 30 June 2007, the Group has currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY37,470 million or HK$2,370 million (2006 - currency swap arrangements JPY101,676 million or HK$6,578 million) and US dollar borrowings of US$15 million or HK$104 million (2006 – US$17 million or HK$131 million) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by Partner.

CAPITAL EXPENDITURE

The Group’s capital expenditures for continuing operations in the first six months of 2006 and 2007 are as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2006	2007	2006	2007
Israel	275	364	—	1
Hong Kong mobile	85	192	208	247
Hong Kong fixed-line	186	185	13	14
Thailand	56	17	—	—
Others	117	715	1,340	79

Total capital expenditures for continuing operations	719	1,473	1,561	341

Capital expenditure on fixed assets in the first six months of 2007 was HK$1,473 million, increased from HK$719 million in the same period last year. Capital expenditure on fixed assets in Israel increased in part in connection with the continued build-out of Partner’s 3G network. The increase in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the capital expenditure incurred for the rollout of 3G network in Macau. The decrease in capital expenditure on fixed assets in Thailand was mainly due to completion of the principal network build-out and the implementation of cost saving programs.

The capital expenditure on fixed assets in Indonesia and Vietnam was included under “Others” and reflect the network roll-out costs. In Indonesia capital expenditure in the first half was HK$66 million. We expect several milestones will be reached in the second half and therefore have no change to capital expenditure guidance of HK$3,000 million to HK$4,000 million for the full year 2007. In Vietnam capital expenditure in the first half was HK$570 million. We have revised the guidance on the capital expenditure for 2007 from HK$1,000 million to HK$1,500 million for the full year 2007.

Capital expenditure on other intangible assets was comprised mainly of telecommunication licenses, customer acquisition and retention costs, brand name and customer base. It was HK$341 million in the first six months of 2007, compared with HK$1,561 million in the same period last year. The decrease was mainly due to the capitalisation of telecommunications license of HK$1,340 million in Indonesia in the first six months in 2006, with the corresponding amount recorded as licence fee liabilities (representing mainly the discounted value of the fixed annual fees to be paid over the licence period).

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risk management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Long-term surplus funds are to be managed in a prudent manner, usually in the form of bank deposits with banks or financial institutions attaining a minimum credit rating of AA-/Aa3 as assigned by Standard & Poor’s and Moody’s to minimise counterparty risk. Alternatively, surplus funds can be invested in marketable securities such as US Treasury Bills or Commercial Papers / Certificates of Deposits issued by credit-worthy counterparties with short term ratings at A1/P1 and long-terms ratings at or above AA-/Aa3 as assigned by Standard & Poor’s/Moody’s. The selected counterparties and investment products must be approved by the Company’s Chief Financial Officer.

CONTINGENT LIABILITIES

As at 30 June 2007, the Group had contingent liabilities in respect of the performance guarantees amounting to approximately HK$104 million (as at 31 December 2006 – HK$319 million).

RECENT EVENTS

There is no event of material importance occurred subsequent to the balance sheet date and up to the date of this announcement.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the six months ended 30 June 2007, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company have confirmed that throughout the six months ended 30 June 2007, they have complied with the provisions of both the Model Code and the Securities Trading Policy.

GENERAL INFORMATION

The Group’s interim accounts for the six months ended 30 June 2007 have been reviewed by the audit committee and by the Company’s auditor, PricewaterhouseCoopers, in accordance with HKSRE 2410 “Review of interim financial information performed by the independent auditors of the entity” issued by HKICPA. The auditor’s independent review report will be included in the Interim Report to Shareholders.

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE 3 MONTHS ENDED 30 JUNE 2007

The Group’s mobile customer base was approximately 6,824,000 as at 30 June 2007. The key performance indicators for the second quarter of 2007 and the comparative figures for the four previous quarters are as follows:

Customer Base	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,239	1,590	649	2,199	1,557	642	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634
Israel	2,733	1,952	781	2,703	1,920	783	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768
Thailand	796	317	479	747	306	441	728	311	417	737	318	419	738	329	409
Sri Lanka	819	—	819	685	—	685	559	—	559	488	—	488	400	—	400
Ghana	237	—	237	218	—	218	200	—	200	173	—	173	137	—	137

Total	6,824			6,552			6,295			6,112			5,925

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	160	214	27	152	204	27	156	208	29	151	204	28	152	206	28
Israel	NIS	157	X	X	153	X	X	159	X	X	164	X	X	158	X	X
Thailand	THB	463	843	200	501	893	220	538	913	252	545	923	251	582	961	265
Sri Lanka	LKR	311	—	311	337	—	337	341	—	341	373	—	373	402	—	402
Ghana	GHC (’000)	77	—	77	83	—	83	92	—	92	92	—	92	101	—	101

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU[1]	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	490	673	47	475	653	47	489	671	49	474	659	48	460	643	47
Israel	331	X	X	323	X	X	316	X	X	322	X	X	307	X	X
Thailand	676	1,059	410	697	1,039	451	754	1,050	530	731	973	543	684	901	503
Sri Lanka	113	—	113	123	—	123	120	—	120	123	—	123	125	—	125
Ghana	107	—	107	104	—	104	111	—	111	113	—	113	149	—	149

Notes:

(1)    The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2)    The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%
Israel	1.2%	X	X	1.5%	X	X	1.3%	X	X	1.2%	X	X	1.4%	X	X
Thailand	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%
Sri Lanka	2.8%	—	2.8%	2.5%	—	2.5%	2.3%	—	2.3%	2.2%	—	2.2%	2.2%	—	2.2%
Ghana	3.0%	—	3.0%	2.1%	—	2.1%	2.4%	—	2.4%	2.0%	—	2.0%	1.4%	—	1.4%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning
Mr. Aldo MAREUSE	and Mr. Frank John Sixt)
Mr. Amr EL-BAYOUMI
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 21 August 2007

Exhibit 1.2

HUTCHISON TELECOM REPORTS 2007 FIRST HALF UNAUDITED RESULTS

ALL MAJOR BUSINESSES REPORTED IMPROVED RESULTS

NEW BUSINESSES LAUNCHED FUEL GROWTH MOMENTUM

Key highlights:

■	Mobile customer base grew 15% year-on-year to 6.8 million worldwide

■	Turnover increased 12% to HK$9.6 billion

■	EBITDA increased 15% to HK$2.8 billion

■	One-time gain of HK$69.3 billion on disposal of interest

■	Special dividend payout gave IPO investors a return of over 100% in less than three years

Financial highlights:

	First half 2007 HK$ millions		First half 2006 HK$ millions		Change %
Continuing operations:
Turnover		9,639		8,581	+12%
Operating profit before disposal of investment and others		828		539	+54%
Profit / (loss) before taxation		663		(300)
Profits from discontinued operations:		70,502		1,206
Profit for the period		70,843		644
Profit attributable to equity holders of the Company		70,088		2
Basic earnings per share	HK$	14.69	HK$	0.00

HONG KONG, 21 August 2007 – Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company” or the “Group”; SEHK: 2332; NYSE: HTX) today reported its unaudited results for the first six months of 2007. Excluding the contribution from the Group’s India operations during the reporting period, turnover from continuing operations increased 12.3% to HK$9,639 million, compared to HK$8,581 million in the same period last year. This was driven mainly by growth in the customer base, which increased 15% year-on-year to 6.8 million, higher usage and higher revenue from mobile data usage.

EBITDA increased 15% year-on-year to HK$2,810 million with EBITDA margin of 29.2%. The Group’s mobile businesses in Israel and Hong Kong continued to steer the improvement in EBITDA with increases of 19% and 21% respectively. These increases were partially offset by the start-up losses in Vietnam and Indonesia.

Operating profit, which is EBITDA minus depreciation and amortisation, saw a substantial increase of 55% year-on-year to HK$832 million.

As a result of the sale of CGP Investments (Holdings) Limited (“CGP”) to Vodafone, which held our entire interests in Hutchison Essar Limited, the Group turned to having net cash on its balance sheet. As a result the Group generated interest income of HK$628 million which turned profit before taxation from continuing operations positive to HK$663 million from a loss of HK$300 million in the first half of 2006.

Profit for the period was HK$70,843 million, after recognising a one-time gain of HK$69.3 billion. Accordingly, the Group’s unaudited profit attributable to equity holders surged to HK$70,088 million, compared to HK$2 million in the same period last year.

Basic earnings per share were HK$14.69, compared with HK$0.00 per share in the same period last year.

In view of its net cash position the Company has set a dividend policy for 2008 at a minimum of 30% of the Group’s adjusted net profit attributable to equity holders of the Company.

The Company paid a special dividend of HK$6.75 per share on 29 June 2007, and the Board is not expecting to announce a further dividend in 2007.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “The first half of 2007 marks a transformation period for Hutchison Telecom with several milestones achieved. In less than three years we were able to return to shareholders a special dividend which was more than the initial price of the shares at our IPO. We have also launched operations in Indonesia and Vietnam and have seen encouraging momentum in those high-growth markets. The Group’s Hong Kong and Israel businesses continued to deliver strong operational and financial performance in challenging market conditions and the Sri Lanka operations reported a record surge in profitability.”

Mr Lui added: “Hutchison Telecom has a proven track record in value creation. With our strong capital position and a well-balanced portfolio of high growth and cash-generating businesses, I am confident that attractive opportunities will present themselves to complement the continued development of the Company.”

Operations review

Indonesia

•	Services launched in major cities with network in Java

•	Over one million activations since launch - exceeded target

•	Network rollout continuing with coverage to be extended to cover the whole of Sumatra by the end of 2007 and Sulawesi and Kalimantan in 2008

Hutchison Telecom launched its Indonesian operations through PT Hutchison CP Telecommunications (“HCPT”) during the reporting period, using the global brand ‘3’. In the cities where our GSM services are available, including Jakarta and Bali as well as Batam, HCPT has already garnered a double-digit market share in gross customer additions. This is largely due to our extensive retail distribution network, strong branding and simple tariffs that fulfil the needs of a vast and underserved segment.

Loss before interest, taxation, depreciation and amortisation (“LBITDA”) was HK$138 million during the first half of 2007 compared to HK$63 million in the same period last year. This reflects continuous efforts to contain start-up losses through the implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Operating loss was HK$139 million normal for a start-up business.

The Group expects to speed up network rollout and reach several milestones in the second half of 2007.

Vietnam

•	Launched service in key cities with network presence in all 64 provinces

•	Customer activations exceeded 160,000

•	Focused strategies including expansion of retail network and offering more handset choices

During the first half of 2007, the Group launched its Vietnam operations with network presence in all 64 provinces and using the specially designed brand ‘HT Mobile’. We offer high-speed multimedia mobile voice and data services and attractive and flexible calling plans, making us well positioned to meet demand from young and technology-savvy Vietnamese customers.

Initial challenges such as insufficient retail outlets and limited handset choices have resulted in lower-than-expected customer activations in the first few months of launch. Management is focusing on expanding the distribution network with more company-owned outlets and has started to broaden the choice of handsets from leading manufacturers that are better aligned to the needs of the market.

LBITDA was HK$98 million as a result of normal start-up losses, while operating loss was HK$114 million.

Competition intensified in Vietnam in the first half, with rapid mobile network expansions and marketing initiatives that cut into margins so the Group has decided to accelerate expansion of coverage in Vietnam. As a result, the guidance on capital expenditure for 2007 has been revised to HK$1,500 million from HK$1,000 million for the full year.

Hong Kong and Macau

Combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$3,521 million in the first six months of 2007, compared to HK$3,138 million for the same period last year. EBITDA was HK$1,238 million in the first half of 2007 with EBITDA margin of 35.2%.

Hong Kong and Macau mobile

•	Hong Kong mobile continued to lead the 3G market in customer net additions and service innovation

•	Customer base was 2.2 million

•	Turnover rose 18% year-on-year to HK$2,322 million

•	EBITDA surged 21% to HK$772 million and EBITDA margin further improved to 33.2%

Despite intense competition during the period, the Group’s Hong Kong mobile business maintained its market leadership in 3G with a customer base of 878,000. This represented 3G market share over 50% based on Hong Kong’s Office of the Telecommunications Authority (OFTA).

The 3G customer base has now grown to about 40% of the total while its contribution to service revenue has exceeded 50%. During the period we successfully launched several mobile internet applications, resulting in encouraging sign-ups in mobile data monthly service plans.

Blended postpaid ARPU saw an improvement of 5% to HK$214 year-on-year, the highest level for over two years. The effort to migrate postpaid customers from basic voice to 3G multimedia services has changed the mix of the 2G and 3G customer base, which in the long-term minimises exposure to the impact of declining ARPU in basic voice services.

The continued growth in 3G postpaid customers and its ARPU contributed to drive turnover up 18% to HK$2,322 million. EBITDA margin continued to improve to 33.2%.

Operating profit increased to HK$234 million compared with HK$71 million in the same period last year.

Macau mobile operations continued to register healthy growth in its customer base and positive take-up of mobile data service. This paves for the way for the launch of 3G service in the second half of 2007.

Hong Kong fixed-line

•	Turnover was up to HK$1,199 million – 12% like–for-like growth

•	EBITDA increased to HK$466 million with EBITDA margin continuing to improve to 38.9%

The Group’s fixed-line operations delivered improved results in a challenging market. Turnover, EBITDA and EBITDA margin all maintained their upward trend, and new initiatives were well received by the market.

We saw particularly good growth in the international bandwidth wholesale business in the first half of 2007, partly due to an increase in traffic from other operators through our network following last year’s the earthquake in Taiwan.

We have a comprehensive fibre-to-the-building network in Hong Kong, which favourably positions us to offer citywide high-speed and bandwidth-demanding network-based applications to corporate and business customers. We saw an encouraging increase in this business which contributed to revenue growth.

In the residential market, ARPU improved in broadband and IDD services amidst intense competition. During the period we continued to upgrade broadband access speeds to up to 100Mbps, catering to individual and home users with more and more bandwidth-demanding applications.

After reclassifications, like-for-like revenue was 12% higher at HK$1.2 billion, resulting in an improved EBITDA of HK$466 million and an EBITDA margin of 38.9%. Operating profit for the period was HK$151 million, an increase of 17.01% year-on-year.

Israel

•	Turnover increased 19% to HK$5,420 million

•	EBITDA rose 19% to HK$1,789 million with EBITDA margin maintained at 33.0%

•	Customer base over 2.7 million

Partner Communications Company Ltd. (“Partner”) reported another set of excellent results. The strong growth in turnover reflected not only the growth in customer base but also the quality of our base. In the second quarter, the number of 3G customers grew 19% compared with the previous quarter and reached almost 400,000, accounting for 15% of the customer base.

Higher usage, increase in content and data revenues and customer growth, together with the appreciation of the New Israeli Shekel against the Hong Kong dollar contributed to the higher reported turnover in Hong Kong dollar terms.

As a result of the stronger operating performance, operating profit increased 30% year-on-year to HK$1,014 million.

Thailand

•	Customer base of 796,000

•	Turnover of HK$495 million

•	EBITDA at HK$32 million

•	External debt reduced to lower interest cost

Against a challenging operating environment, the Group’s Thailand business reported a set of mixed results that are in line with industry trends. During the period we made gains in the customer base, but mainly in the prepaid segment, which has lower ARPU than post-paid service. This had an impact on turnover. In addition, the market continued to be extremely competitive with aggressive promotions such as free-of-charge SIMs and very low commitment plans.

EBITDA was affected despite continued improvement in operating costs. Capital expenditure in the first six months of 2007 was HK$17 million, which enabled us to achieve the important milestone of having EBITDA cover capex.

Operating loss was HK$273 million, a slight increase from HK$229 million for the same period last year.

During the period, the Group took action to better align the capital structure of the business with operational needs which reduced interest payments. By 30 June 2007, we had repaid HK$5,410 million of external debt, replacing it with shareholder loans. The Group intends to repay the remaining external debt in the second half of 2007.

Sri Lanka

•	Robust growth in Sri Lanka’s customer base of 105% year-on-year to 819,000

•	Turnover increased 59% year-on-year to HK$86 million

•	Record EBITDA growth doubled last year to HK$46 million with EBITDA margin of 54%

The Group’s Sri Lanka mobile operations, Hutchison Telecom Lanka (Private) Limited (“Hutchison Telecom Lanka”), delivered robust performance both in terms of customer growth, market share and profitability during the first six months of 2007. Operating profit contributed by Hutchison Telecom Lanka was HK$31million, representing a 107% increase year-on-year. Hutchison Telecom Lanka intends to capture the market’s potential by speeding up the GSM network rollout in other parts of the country during the second half of 2007. This is expected to further fuel strong growth.

Outlook

We have seen a good performance from our core businesses in the first half of 2007 and this trend should continue into the second half of 2007.

Whilst the economies in which we operate continue to remain strong, there are signs in the global economy of more difficult times ahead. If this challenge emerges, the Group is now well capitalised with HK$40 billion cash resources and exceptionally well positioned to take advantage of any opportunities that may arise. We have reiterated that we intend to use this capital to continue our strategy, building on our track record, to seek opportunities in dynamic telecoms markets that we believe can create long-term value for our shareholders.

Our immediate attention, however, remains focused on Indonesia and Vietnam where we are looking at opportunities in both markets to accelerate our network rollout. As a result we have increased the Group capital expenditure guidance to between HK$6.5 billion and HK$7.5 billion in 2007.

- End -

For further information, please contact:

Mickey Shiu

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Indonesia, Vietnam, Sri Lanka, Ghana and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Disclaimer:

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2006		Unaudited 2007		Unaudited 2007
	HK$ millions		HK$ millions		US$ millions
Continuing operations:
Turnover		8,581		9,639		1,233
Cost of inventories sold		(501)		(1,144)		(146)
Staff costs		(952)		(1,001)		(128)
Depreciation and amortisation		(1,904)		(1,982)		(254)
Other operating expenses		(4,685)		(4,684)		(599)

Operating profit before disposal of investments and others		539		828		106
Profit / (loss) on disposal of investments and others		(1)		4		1

Operating profit		538		832		107
Interest income		31		628		80
Interest and other finance costs		(868)		(797)		(102)
Share of results of associates		(1)		—		—

Profit / (loss) before taxation		(300)		663		85
Taxation		(262)		(322)		(42)

Profit / (loss) from continuing operations		(562)		341		43

Discontinued operations:
Profit from discontinued operations		1,206		70,502		9,017

Profit for the period		644		70,843		9,060

Attributable to:
Equity holders of the Company:
- continuing operations		(676)		57		7
- discontinued operations		678		70,031		8,957

		2		70,088		8,964

Minority interest
- continuing operations		114		284		36
- discontinued operations		528		471		60

		642		755		96

		644		70,843		9,060

Dividends		—		32,234		4,123

Earnings / (loss) per share from continuing operations attributable to equity holders of the Company:
- basic	HK$	(0.14)	HK$	0.01	US$	0.00

- diluted	HK$	(0.14)	HK$	0.01	US$	0.00

Earnings per share attributable to equity holders of the Company:
- basic	HK$	0.00	HK$	14.69	US$	1.88

- diluted	HK$	0.00	HK$	14.59	US$	1.87

The accompanying notes are an integral part of these condensed consolidated interim accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	Audited As at 31 December 2006	Unaudited As at 30 June 2007	Unaudited As at 30 June 2007
	HK$ millions	HK$ millions	US$ millions
ASSETS
Current assets
Cash and cash equivalents	2,048	40,226	5,145
Trade and other receivables	10,090	4,397	562
Stocks	436	452	58
Derivative financial assets	23	13	2

Total current assets	12,597	45,088	5,767

Non-current assets
Fixed assets	31,962	17,732	2,268
Goodwill	19,571	6,053	774
Other intangible assets	10,760	8,806	1,126
Other non-current assets	3,829	3,835	491
Deferred tax assets	997	386	49
Interests in associates	2	2	—

Total non-current assets	67,121	36,814	4,708

Total assets	79,718	81,902	10,475

LIABILITIES
Current liabilities
Trade and other payables	13,479	7,742	990
Borrowings	16,048	8,405	1,075
Current income tax liabilities	153	24	3
Derivative financial liabilities	185	401	52

Total current liabilities	29,865	16,572	2,120

Non-current liabilities
Borrowings	23,369	5,197	665
Deferred tax liabilities	1,075	983	125
Other non-current liabilities	2,992	2,574	329

Total non-current liabilities	27,436	8,754	1,119

Total liabilities	57,301	25,326	3,239

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,191	1,194	153
Reserves	15,468	53,054	6,786

	16,659	54,248	6,939
Minority interest	5,758	2,328	297

Total equity	22,417	56,576	7,236

Total equity and liabilities	79,718	81,902	10,475

Net current assets / (liabilities)	(17,268)	28,516	3,647

Total assets less current liabilities	49,853	65,330	8,355

The accompanying notes are an integral part of these condensed consolidated interim accounts.

UNAUDITED KEY PERFORMANCE INDICATORS

Customer Base	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,239	1,590	649	2,199	1,557	642	2,139	1,513	626	2,088	1,475	613	2,065	1,431	634
Israel	2,733	1,952	781	2,703	1,920	783	2,669	1,888	781	2,626	1,854	772	2,585	1,817	768
Thailand	796	317	479	747	306	441	728	311	417	737	318	419	738	329	409
Sri Lanka	819	—	819	685	—	685	559	—	559	488	—	488	400	—	400
Ghana	237	—	237	218	—	218	200	—	200	173	—	173	137	—	137

Total	6,824			6,552			6,295			6,112			5,925

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU[1]		Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	160	214	27	152	204	27	156	208	29	151	204	28	152	206	28
Israel	NIS	157	X	X	153	X	X	159	X	X	164	X	X	158	X	X
Thailand	THB	463	843	200	501	893	220	538	913	252	545	923	251	582	961	265
Sri Lanka	LKR	311	—	311	337	—	337	341	—	341	373	—	373	402	—	402
Ghana	GHC (‘000)	77	—	77	83	—	83	92	—	92	92	—	92	101	—	101

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU[1]	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	490	673	47	475	653	47	489	671	49	474	659	48	460	643	47
Israel	331	X	X	323	X	X	316	X	X	322	X	X	307	X	X
Thailand	676	1,059	410	697	1,039	451	754	1,050	530	731	973	543	684	901	503
Sri Lanka	113	—	113	123	—	123	120	—	120	123	—	123	125	—	125
Ghana	107	—	107	104	—	104	111	—	111	113	—	113	149	—	149

Notes:

(1)    The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn[1]	Q2 2007 30 June 2007			Q1 2007 31 March 2007			Q4 2006 31 December 2006			Q3 2006 30 September 2006			Q2 2006 30 June 2006
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%	4.7%	1.8%	10.1%	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%
Israel	1.2%	X	X	1.5%	X	X	1.3%	X	X	1.2%	X	X	1.4%	X	X
Thailand	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%	7.0%	4.5%	9.0%	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%
Sri Lanka	2.8%	—	2.8%	2.5%	—	2.5%	2.3%	—	2.3%	2.2%	—	2.2%	2.2%	—	2.2%
Ghana	3.0%	—	3.0%	2.1%	—	2.1%	2.4%	—	2.4%	2.0%	—	2.0%	1.4%	—	1.4%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.